Exhibit 12.1

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Six Months
	Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Net income (loss) from continuing operations, pretax	$20,820,213	$21,298,737	$15,586,859	$(37,279,758)	$116,197,487	$(206,093,138)
Add (Subtract):
(Income) loss from Equity Affiliates	(7,931,807)	204,475	697,856	(3,671,386)	1,259,767	438,507
Distributions from Equity Affiliates	8,024,006	176,777	428,471	4,633,707	503,567	12,493,710
Fixed charges	22,540,673	43,544,168	42,372,781	53,216,944	62,979,036	80,102,075
Capitalized interest	—	—	—	—	—	—
Income (loss) before fixed charges	$43,453,085	$65,224,157	$59,085,967	$16,899,507	$180,939,857	$(113,058,846)

Fixed charges:
Interest expense	$22,540,673	$43,544,168	$42,372,781	$53,216,944	$62,979,036	$80,102,075
Capitalized interest	—	—	—	—	—	—
Preferred stock dividends	3,486,546	4,521,083	12,236	14,500	14,500	14,500
Total combined fixed charges and preferred dividends	$26,027,219	$48,065,251	$42,385,017	$53,231,444	$62,993,536	$80,116,575

Ratio of earnings to combined fixed charges and preferred stock dividends	1.7	1.4	1.4	—	2.9	—

Deficiency	$—	$—	$—	$36,331,937	$—	$193,175,421